ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Held Company	NIRE 35300010230

Announcement to the Market

Itaú Unibanco has again been selected for the Dow Jones Sustainability World Index 2022/2023 (DJSI World) and the Corporate Sustainability Index (ISE B3)

Itaú Unibanco Holding S.A. announces to its stockholders and the market in general that it has been selected for the 23rd consecutive year to be part of the Dow Jones Sustainability World Index (DJSI World), being the only Latin American bank to be part of this important index since its creation in 1999. This year, Itaú Unibanco had the best performance among the Brazilian banks assessed in the index.

DJSI World comprises companies that are global leaders in sustainability, representing 13% of the top-rated companies in environmental, social, economic and governance among the 2,480 companies that submitted responses to DJSI World. The new index includes 332 companies from 32 countries from the Americas, Europe, Asia, Africa and Oceania, representing 24 economic sectors. Of these companies, only eight are Brazilian and 25 are from the banking sector.

Additionally, for the 18th consecutive year, Itaú Unibanco Holding S.A. was selected for the Corporate Sustainability Index (ISE), B3’s 2023 portfolio. Created in 2005, the ISE reflects the return on a portfolio composed of the shares of companies with the best performances in regard to corporate sustainability.

These recognitions reflect Itaú Unibanco's long-term commitment to ethical business conduct, corporate governance and socio-environmental responsibility.

Sao Paulo (SP), December 15, 2022.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence